Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-37064




                           Dragon Pharmaceutical Inc.

                           Prospectus Supplement No. 1
                     (To Prospectus Dated December 29, 2000)



     You should read this prospectus supplement and related prospectus carefully before before you invest. Both documents contain information you should consider when making your investment decision.

     On December 31, 2000, the board of directors agreed to extend the expiration date of warrants to purchase 4,258,000 shares of common stock until March 1, 2001. All other terms regarding the warrants, including the exercise price of $2.50 per share, remain the same. The warrants were issued in financing transactions and were to expire on January 1, 2001.















            The date of this prospectus supplement is January 2, 2001